Filed by OrthoLogic Corp.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chrysalis BioTechnology, Inc.
Commission File Number: 0-21214

RE:	OrthoLogic Corp.

1275 W. Washington St.
Tempe, AZ 85281
(602) 286-5520
www.orthologic.com
TRADED: Nasdaq: OLGC

THE BERLIN GROUP, INC.
INVESTOR RELATIONS COUNSEL

FOR FURTHER INFORMATION:

AT THE COMPANY:	AT THE BERLIN GROUP:
Thomas R. Trotter	Lawrence Delaney Jr.
President/CEO	(714) 734-5000
(602) 286-5500

RESULTS OF ORTHOLOGIC’S LATEST PRECLINICAL ARTICULAR CARTILAGE
DEFECT REPAIR STUDY OF CHRYSALIN TO BE PRESENTED AT 5TH INTERNATIONAL
CARTILAGE REPAIR SOCIETY SYMPOSIUM IN GHENT, BELGIUM

TEMPE, Ariz., Monday, May 24, 2004—OrthoLogic Corp. (Nasdaq: OLGC) announced today that results of the company’s latest preclinical study of Chrysalin (TP508) in a controlled-released matrix formulation for articular cartilage defect repair will be presented at 5th International Cartilage Repair Society Symposium (ICRS) to be held in Ghent, Belgium from May 26-29, 2004.

The presentation, entitled “Evaluation of the Synthetic Thrombin Peptide, TP508, in Articular Cartilage Repair Using a New Delivery System,” concluded that critical size cylindrical defects made in the trochlear groove of the femur of young, male, New Zealand white rabbits filled with porous PLGA controlled-release microspheres containing Chrysalin healed with a generally smooth articular surface and a translucent repair tissue more closely resembling the native articular cartilage.

Chrysalin represents a portion of the receptor-binding domain of the human thrombin molecule, which is actively involved in the healing of both soft tissue and bone. By mimicking specific attributes of the thrombin molecule, Chrysalin has the potential to stimulate the body’s natural healing processes, resulting in accelerated tissue and bone repair.

A second presentation, “Focal Cartilage Defects of the Knee: Feasibility of Targeted Measurements Using Standard MRI for Therapeutic Trials,” conducted with OrthoLogic’s collaborative partner, San Mateo, Calif.-based Imaging Therapeutics, Inc., will also be presented at the ICRS Symposium. This study concluded that MR images using image processing and analysis tools showed very good cartilage defect detectability and measurement performances. In addition, the study showed that targeted cartilage volume measurement based on MRI may represent an efficient and robust method to quantitatively assess cartilage condition in longitudinal monitoring of various cartilage repair approaches.

The 5th ICRS Symposium is the leading biennial scientific gathering to discuss novel therapeutics and technologies in cartilage repair and hosts more than 1,000 basic scientists and clinicians.

About OrthoLogic Corp.

OrthoLogic is currently an orthobiologics drug-development company focused on commercializing several potential therapeutics comprising the Chrysalin® Product Platform, a series of potential drug products aimed at treating traumatic and chronic orthopedic indications in both bone and soft tissue. All of these potential products are based on the Chrysalin synthetic peptide, also known as TP508, licensed from Chrysalis BioTechnology, Inc.(CBI).

OrthoLogic owns options on all worldwide orthopedic rights to the peptide, and is actively pursuing five orthopedic indications for Chrysalin. These include fracture repair and spine fusion, which are in human clinical trials, and cartilage defect repair, which is in late-stage preclinical trials. Ligament and tendon repair indications are in the preclinical planning stage, with studies planned to initiate in 2004.

On April 29, 2004, OrthoLogic announced that it signed a definitive agreement to acquire substantially all of the assets and intellectual property of CBI for up to $34.5 million in cash and stock. The agreement covers exclusive rights to proprietary technology and intellectual property in developing synthetic peptide-based therapeutics for a variety of indications beyond orthopedics – including oral/maxillofacial bone repair, cardiovascular repair and wound healing. The transaction is expected to close in the third quarter of 2004.

The company’s vision is to become a worldwide leader in fracture healing, spinal repair and orthopedic soft tissue repair.

For more information, please visit the company’s Web site: www.orthologic.com.

Important Acquisition Information

Investors and holders of CBI securities are strongly advised to read the registration statement and the final prospectus to be filed by OrthoLogic with the SEC and any other relevant documents filed with the SEC, as well as any amendments and supplements to these documents, because they will contain important information. Upon filing, investors and holders of CBI securities may obtain free copies of the registration statement, the final prospectus, and other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The final prospectus and other transaction-related documents will be distributed to CBI security holders and may be obtained for free from OrthoLogic Corp. at the following address: 1275 W. Washington Street, Tempe, AZ 85281; telephone 602-286-5520.

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